Item 77C: Deutsche High Income Opportunities
Fund, Inc.

Stockholder Meeting Results


The Annual Meeting of Stockholders (the
"Meeting") of Deutsche High Income Opportunities
Fund, Inc. (the "Fund") was held on September 30,
2015. At the close of business on July 8, 2015, the record date for the determination of stockholders entitled to vote at the Meeting, there were issued and outstanding 15,181,369.64 shares of the Fund's common stock, each share being entitled to one vote, constituting all of the Fund's outstanding voting securities. At the Meeting, the holders of 13,941,869 shares of the Fund's common stock were represented in person or by proxy, constituting a quorum. The following matters were voted upon by the stockholders of the Fund.

1.	To elect the following three individuals as Class
II Directors of the Fund.

All of the nominees received a sufficient number of votes to be elected. (the resulting votes are presented below):
      N
umber
of
Votes:

For
Withheld
Keith R. Fox
11,278,584
2,663,285
Richard J.
Herring
11,278,223
2,663,646
William N.
Searcy, Jr.
11,276,820
2,665,049

2.	To adopt Articles of Amendment to the Fund's
charter to limit the Fund's term of existence until March 30, 2018 or such earlier date as may be determined by the Board of the Fund, at which time the Fund will be liquidated.

The proposal received a sufficient number of
votes to be approved. (the resulting votes are
presented below):
      Number
of Votes:
For
Against
Abstain
8.343,641
121,311
45,761